Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 17, 2012

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (NZ) Limited	New Zealand
3.	AEP Industries Packaging (Espana) SA	Spain
4.	AEP Industries Finance Inc.	United States